

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

November 30, 2009

Via U.S. Mail

Alan N. Braverman
Senior Executive Vice President, General Counsel
and Secretary
The Walt Disney Company
500 South Buena Vista St.
Burbank, CA 91521

> **Re: The Walt Disney Company**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed November 19, 2009**
> **File No. 333-162063**

Dear Mr. Braverman:

We have reviewed your responses to the comments in our letter dated November 12, 2009 and have the following additional comments. Please note that page references refer to the marked version provided by counsel.

Registration Statement on Form S-4

Cover Page

1. We note your response to prior comment 2. Please revise to disclose the formula by which you will determine the actual number of shares that Disney will issue in the merger, as well as the maximum number of shares that you may issue under this registration statement.

Risk Factors, page 23

The success of Disney's businesses is highly dependent, page 29

2. We note your response to prior comment 5. Please tell us what consideration you have given to possible intellectual property challenges by third parties

experienced by Marvel that Disney may acquire after the merger which may have a material affect on Disney's future operations.

Opinion of Marvel's Financial Advisor, page 53

3. While we note your response to prior comment 11, Disney management did provide the internal financial information and forecasts prepared by Disney management to BofA Merrill Lynch which the financial advisor used to prepare the fairness opinion. Refer to subparagraph (iv) on page C-2 of the fairness opinion attached as Annex C to the proxy/prospectus. In addition, Disney appears to have provided the forecasts to Marvel's management. Accordingly, please revise to include the financial forecasts prepared by Disney and provided to BofA Merrill Lynch and Marvel.

Material United States Federal Income Tax Consequences of the Transaction, page 69

4. Please revise the first sentence on page 70 to state whether or not the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the IRC. Alternatively, revise Exhibits 8.1 and 8.2 to include this conclusion.

The Merger Agreement, page 76

5. We note your response to our prior comment number 18. Please revise your disclosure further to confirm that you have disclosed any material changes in the information concerning the subject matter of the representations and warranties since the date of the merger agreement or confirm that there have been no such changes.

Exhibit 5.1

6. Please have counsel provide an opinion that the shares will be duly authorized.

7. Please have counsel confirm his understanding that the General Corporation Law of the State of Delaware includes applicable statutory provisions, the rules and regulations underlying those provisions and applicable judicial and regulatory determinations.

8. Remove the second sentence of the second-to-last paragraph of the opinion or have counsel provide an opinion dated as of the effective date.

* * * * *

Alan N. Braverman
The Walt Disney Company
November 30, 2009
Page 3

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3412 with any questions.

Regards,

Amanda Ravitz
Branch Chief -- Legal

cc: *via facsimile (212) 259-6333*
        Morton A. Pierce, Esq.
        Chang-Do Gong, Esq.
        Dewey & LeBoeuf LLP